SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 5 TO
FORM U-1
APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
________________________________

Great Plains Energy Incorporated
Kansas City Power & Light Company
Great Plains Energy Services Incorporated*
1201 Walnut Street
Kansas City, MO 64106

Wolf Creek Nuclear Operating Corporation
1550 Oxen Lane N.E.
P.O. Box 411
Burlington, KS 66839-0411

(Names of companies filing this statement and addresses of principal executive offices)
_________________________________

Great Plains Energy Incorporated

(Name of top registered holding company of each applicant or declarant)

_______________________________

Bernard J. Beaudoin
Chairman of the Board, President and Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, MO 64106
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The Commission is requested to mail copies of all orders, notices and other communications to:

William G. Riggins, Esq. General Counsel Great Plains Energy Incorporated 1201 Walnut Street Kansas City, MO 64106

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* To be formed upon approval of the Commission

         The Application/Declaration filed in this proceeding on April 19, 2002, is hereby amended and restated in its entirety to read as follows:

Item 1. Description of the Proposed Transactions

A.       Introduction and General Request

1.       General

         Pursuant to the Commission's Order Authorizing Corporate Reorganization and Financing Transactions; Reservation of Jurisdiction (the "Order"), dated September 7, 2001 (HCAR 27436), on October 1, 2001, Great Plains Energy Incorporated ("GPE") and Kansas City Power & Light Company ("KCPL") consummated an Agreement of Merger and Reorganization (the "Reorganization") that resulted in GPE becoming a holding company over KCPL, Great Plains Power Incorporated and KLT Inc.

         Prior to the Reorganization, KCPL provided to certain of its subsidiaries services such as accounts payable, information technology, investor relations, legal, office space and other general administrative and support services. In their U-1 Application/Declaration seeking authorization for the Reorganization, the applicants stated that KCPL was then in the process of evaluating the most economical and effective manner of providing support services to affiliate companies following the Reorganization, and that KCPL intended to file with the Commission not later than April 30, 2002, an application/declaration seeking authority to create a service company and to implement the final support service structure for the Great Plains Energy system.

         The Order (at pages 15-16) noted KCPL's intention to file an application/declaration seeking authority to create a service company ("Future Service Company Application") and to implement the final support service structure for the GPE holding company system. The Order authorized KCPL and the nonutility Subsidiaries1, until the Future Service Company Application is made effective, to provide support services on an interim basis, as well as sell goods, to each other and to GPE consistent with current practice (as well as services and goods of a substantially similar nature) (the "Interim Period"). The Order provided that the Interim Period would be up to fourteen months, beginning with the grant of authority contained in the underlying application.

2.       General Request

         This Application/Declaration seeks the authorization and approval by the Commission with respect to the provision of intra-system services and goods following the expiration of the Interim Period, pursuant to Section 13 of the Public Utility Holding Company Act of 1935, as amended (the "Act") and the Rules thereunder. Specifically, GPE requests that the Commission

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          1GPE's direct and indirect utility and nonutility subsidiaries are referred to in this Application/Declaration individually as a "Subsidiary" and collectively as "Subsidiaries". A "nonutility Subsidiary" is a Subsidiary which is not a public utility company under Section 2(5) of the Act.

approve the designation of Great Plains Energy Services Incorporated ("GPES") as a subsidiary service company in accordance with the provisions of Rule 88 under the Act and the Service Agreement (as defined below) and find that GPES is so organized and will conduct its operations so as to meet the requirements of Section 13 of the Act and the Commission's Rules under the Act. GPE also requests authority, to the extent not exempted under Rules 81 and 87, for its subsidiaries to provide certain services and goods among themselves, as more fully described below.

         The Applicants requested, as set out more fully in Item 1.D., below, that the Interim Period in which KCPL and the nonutility Subsidiaries may provide support services on an interim basis, as well as sell goods, to each other and to GPE consistent with current practice (as well as services and goods of a substantially similar nature) be extended to March 31, 2003. The Commission granted this request by Order dated November 4, 2002 (HCAR 35-25792).

B.       Description of the Parties to the Transaction

         GPE is a registered holding company under the Act. GPE currently has four direct subsidiaries: KCPL, KLT Inc., Innovative Energy Consultants Inc. and Great Plains Power Incorporated ("GPP"). GPE is proposing in this proceeding to create GPES as a subsidiary service company. These subsidiaries are described in more detail in the following paragraphs. A corporate organization chart of GPE, showing the identity, relationship and classification of the current direct and indirect subsidiaries of GPE, is attached hereto as Exhibit A-3.

1.       KCPL

         KCPL is the only public utility company in the GPE system, and provides electricity at retail in portions of Kansas and Missouri and at wholesale.

         KCPL has three directly-owned subsidiaries. Wolf Creek Nuclear Operating Corporation ("WCNOC") is a nonutility subsidiary which provides operation, maintenance, repair and decommissioning services at cost solely as agent for the owners of Wolf Creek Generating Station. KCPL holds an undivided 47% ownership interest in Wolf Creek Generating Station and holds 47% of the voting securities of WCNOC2. Home Service Solutions, Inc., is an intermediate holding company which holds interests in energy-related companies. Kansas City Power & Light Receivables Company is a special purpose entity established to purchase customer accounts receivable from KCPL.

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2 KCPL's ownership of WCNOC is the subject of a No-Action Letter dated December 11, 1995 (1995 SEC No- Action 918; 1995 WL 737158), in which the Staff of the Commission stated that, based on the facts and representations presented, it would not recommend any enforcement action to the Commission under the Act, including Section 2(a)(3), against KCPL with respect to WCNOC. The facts and representations remain true, except that (a) Westar Energy, Inc., an owner of Wolf Creek Generating Station, rather than the respective owners, dispatches the output of the Station; (b) WCNOC either furnishes, or informs the owners regarding, major communications between WCNOC and the NRC to the owners of the Station; and (c) the legal name of of WCNOC is Wolf Creek Nuclear Operating Corporation. None of these changes affect the analysis presented in the No-Action Letter.

2.       KLT Inc.

         KLT Inc. is an intermediate holding company. KLT Inc.'s primary subsidiaries engage in energy-related services and natural gas development activities. Certain other subsidiaries hold investments in exempt telecommunications companies or passive investments in affordable housing partnerships or community, economic development and energy-related opportunities.

3.       Innovative Energy Consultants Inc.

         Innovative Energy Consultants Inc. is an intermediate holding company which holds interests in energy-related companies as defined in Rule 58.

4.       Great Plains Power Incorporated

         GPP was established to hold interests in independent power plants ("IPPs"), which may be either public utility companies or exempt wholesale generators under the Act. GPP currently does not hold any interests in IPPs. During the second quarter of 2002, GPE management revised its corporate business strategy. As a result of this revision, management has decided to limit the operations of GPP until market conditions improve, or GPE changes its business strategy.

5.       Great Plains Energy Services Incorporated

         GPE proposes to create GPES as a direct, wholly-owned subsidiary of GPE. GPES, as a subsidiary service company, will enter into service agreements (each a "Service Agreement") with GPE, KCPL, KLT Inc., and certain other subsidiaries, associates and affiliates of associates (subsidiaries, associates and affiliates of associates who execute Service Agreements are referred to as "Clients"). A copy of the proposed form of the Service Agreement and the proposed form of Great Plains Energy Services Incorporated Service Agreement Procedures are filed as Exhibits B-1 and B-2, respectively3. Following the Commission's authorization, GPES will provide the Clients with a variety of administrative, management, environmental and support services, either directly or through agreements with associate or non-associate companies, as needed.

         It is anticipated that GPES will be incorporated as a Missouri corporation and have a minimal equity capitalization - not more than 1,000 shares with total equity capital of not more than $10,000. It is anticipated that GPES will finance its business through the issuance of debt securities exempted under Rule 52(b) to GPE or unaffiliated parties, or as otherwise authorized by the Act, Rules and Commission orders. Notwithstanding the foregoing, GPES will not borrow money from an associate company other than GPE unless specifically authorized by the Commission in a further proceeding.

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3 The Service Agreement between GPES and KCPL must be filed with the Kansas Corporation Commission (the "KCC") to be effective, pursuant to K.S.A. 66-1402. The filing will be made on or about April 1, 2003. No KCC approval is required for the Service Agreement to be effective; however, the KCC may, after hearing, disapprove the agreement if it finds the agreement is not in the public interest.

C.       Intra-system Provision of Services

1.       GPES

         In order to ensure adequate oversight and realize economies of scale, certain administrative and service functions for the GPE system will be consolidated and provided, either in whole or in part, through GPES. As a general rule, the individual system companies will maintain services that can benefit from individualized application at the company level, with GPES offering system-wide coordination and strategy, compliance, oversight and other services where economies can be captured by the centralization of services. In this Application/Declaration, only KCPL and WCNOC are requesting authority to provide goods and services beyond the scope of Rule 87; no other system company is requesting authority in this Application/Declaration to provide goods and services beyond the scope of Rule 87. Excluding KCPL and WCNOC, the following associate companies currently provide services to other associate companies as indicated: (i) R. S. Andrews Enterprises, Inc., provides services to its subsidiaries; (ii) KLT Inc. provides services to its subsidiaries; (iii) KLT Gas Inc. provides services to its subsidiaries; (iv) Custom Energy, L.L.C., provides services to its subsidiaries; and (v) Digital Teleport, Inc., an exempt telecommunications company, provides services to DTI Holdings, Inc. and Digital Teleport of Virginia, Inc., which are also exempt telecommunications companies.

         In particular, it is anticipated that, subject to the requirements or limitations of state and federal law, the following classes of service may be offered by GPES, through departments that will be established following its formation and that may offer more than one class of services, to system companies4. These classes are grouped into two categories: corporate services and shared services. Clients will be required to take the services in the first category; Clients may choose which services to take in the shared services category, subject to the terms and conditions of the Service Agreement.

a.       Corporate Services

1.  Corporate Secretary

These services include maintaining corporate documents; preparing and filing all documents necessary to maintain the corporate existence of Clients; and preparing and filing all necessary documents with the Securities Exchange Commission

2.  Corporate Ethics & Governance

These services include developing and administering strategies that create a work climate of high ethics and respect for others.

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4 These classes of services, with a more detailed explanation of each service, are contained in Appendix A to the Service Agreement, Exhibit B-1.

3.  Legal Liability Assessment and PUHCA

These services include corporate liability assessment of contracts and agreements and legal services respecting matters under the Act.

4.  Executive Benefits

These services include supplemental benefits to the executives of GPE and its Subsidiaries.

5.  Internal Audits

These services include the identification, review, and prioritization of corporate risks, controls, and governance processes.

6.  Investor Relations

These services include responses to investor inquiries (current and potential) and to the financial analyst community and monitoring and maintaining of all GPE stock records.

7.  Corporate Communications

These services include the preparation and dissemination of information to associates, customers, governmental agencies, communities and the media.

8.  Corporate Finance

These services include recommending, coordinating and administering of all financial decisions affecting GPE and its Subsidiaries, including capital structure, financings, investments and dividends; manages system-wide risk.

9.  External Reporting

These services include development and reporting of the GPE system's external financial filings.

10.  Executive Services

These services include executive management, service on Client boards of directors and general administrative services.

11.  Environmental Services

These services include managing, monitoring, and providing guidance on compliance with all environmental legislation and regulations; developing and recommending environmental programs; performing remediation; and obtaining required environmental permits.

12.  Corporate Security Services

These services include developing and monitoring associate, physical asset, and information technology security policies and standards.

13.  Governmental Affairs Services

These services include providing legislative support and guidance on governmental matters.

14.  Community Relations

These services include coordinating and monitoring corporate contributions and corporate volunteer programs.

15.  Corporate Accounting Services

These services include the provision of accounting guidance, properly recording all known financial transactions in the period incurred, and providing and maintaining accounting systems, including book and tax property systems, with adequate and accessible detail to provide sufficient reporting.

16.  Corporate Development and Strategic
          Planning

These services include resource planning and business analysis services, strategic planning, assisting GPE and its Subsidiaries to develop business plans and actions, consulting services related to cost reduction opportunities, strategic acquisitions and investments, and process enhancements to GPE and its subsidiaries.

17.  Tax Services

These services include managing all GPE and Subsidiary tax issues, the preparation and filing of all federal, state and local tax returns, and the accounting for such taxes.

18.  Corporate Budgeting

These services include creating, coordinating, analyzing, and revising all capital and operating budgets for GPE and its Subsidiaries.

19.  Insurance Services

These services include managing the insurance programs of GPE and its Subsidiaries.

20.  Leadership Services

These services include identifying and developing talent throughout the GPE system.

21.  Diversity Services

These services include the promoting of equity and fairness throughout the GPE system.

22.  Associate Services

These services include employee issue resolution services.

b.       Shared Services

1.  Associate Benefits Services

These services include developing, designing and administering associate benefit programs.

2.  Associate Relations Services

These services include negotiating union labor contracts, advising on labor contract compliance, facilitating the associate selection process (union and non-union positions), and administering skills testing.

3.  Associate Compensation Services

These services include designing and administering compensation programs (base salary and incentive plans) and maintaining the associate master information file.

4.  Associate Communication Services

These services include providing information to associates.

5.  Employment Involvement Services

These services include facilitating associate participation in work teams, committees, task forces, future search teams, and decision making.

6.  Associate Training Services

These services include developing and administering technical, job performance, and associate development skills training.

7.  Safety & Medical Services

These services include providing information, education and training for associates to comply with governmental regulations and corporate policy, providing electrical safety information to the public, providing medical services for treatment of associates sustaining work related injuries and illnesses and administering physical exams.

8.  Mail Services

These services include mail receipt, sorting and delivery service.

9.  Document Processing Services

These services include document publishing and document distribution services, graphic design capabilities and design, layout and production of signage and posters.

10.  Facility Services

These services include operating, maintaining, leasing and subleasing facilities and maintaining building grounds and equipment at acceptable and approved industry standards.

11.  Legal Services

These services include client contract and procedural review and negotiation, litigation, bankruptcy and collection, regulatory, employment and labor relations, and other legal services.

12.  Security Services

These services include personal and physical security services including facilities, property ingress/egress, investigations, and background checks.

13.  Purchasing Services

These services include processing requisitions for stock and non-stock materials, labor and contractors requested by Clients; negotiating material and contract labor contracts, disposition of obsolete assets, and managing business credit card programs.

14.  Operational Audit Services

These services include consulting services focusing on efficiency, effectiveness and economy, assistance in designing control systems, and related business planning.

15.  Telecommunication Services

These services include monitoring and operating the wide area network infrastructure, voice and data networks, telephone services, and broadcast teleconferencing services.

16.  Network Services

These services include providing internet, intranet, and extranet support and services, web-enablement support and electronic messaging and calendaring support.

17.  Mapping & Drafting Services

These services include creating, revising, and maintaining maps, drawings, or blueprints related to generating stations, transmission substations and systems and the distributions systems, and maintaining general office structure documents.

18.  IT System Delivery Services

These services include user system support, maintaining computer systems and developing new computer applications.

19.  IT System Operation Services

These services include designing and managing local area networks, procuring and supporting desktop devices, managing data center, providing bill insert service, help desk support and database hardware and software operating systems monitoring and support.

20.  Infrastructure Services

These services include planning, designing, procuring, building, deploying, supporting, troubleshooting, operating and maintaining servers, middleware, and networks.

21.  Accounts Payable Services

These services include the processing of vendor payments and the coordination and resolution of vendor inquiries.

22.  Payroll Services

These services include processing all wage and labor related payments to active associates, including the withholding and deposit of all applicable Federal, State and Local associate and employer taxes, and preparing associate W-2's.

23.  Customer Billing Services

These services include printing and mailing of bills to Clients' customers.

24.  Cashier Services

These services include processing Clients' customer payments, handling exception items, including returned checks, and handling the printing of Client checks.

25.  Cash Management Services

These services include managing funds and liquidity for Clients.

26.  Contract Management Services

These services include negotiating and managing intra-system agreements and agreements between Clients and third parties.

27.  Account Management Services

These services include administering and managing Service Agreements.

28.  Invoicing/Charge-Back Services

These services include developing, recommending and implementing processes to appropriately bill Clients for the various services rendered.

         Applicants wish to note that no core public utility operations or functions will be performed by GPES. There is only one public utility - KCPL - currently in the GPE system, and it is anticipated that no economies would be realized by transferring these functions and related personnel to GPES at this time. Changes to the scope or character of the services to be rendered by GPES shall be done pursuant to the Act and its regulations.

         As compensation for the services to be rendered under the Service Agreements, Clients shall pay to GPES all costs which reasonably can be identified and related to particular services performed by Service Company for or on their behalf. All charges for services shall be distributed among Clients, to the extent possible, based on direct assignment. The amounts remaining after direct assignment shall be allocated among the Clients using the allocation methods set forth in Appendix B of the Service Agreement, Exhibit B-1. Thus, charges for all services provided by GPES to its affiliated utility company and non-utility companies under the Service Agreements will be on an "at cost" basis as determined under Rules 90 and 91 of the Act.

         GPES's accounting and cost allocation methods and procedures are structured so as to comply with the Commission's standards for service companies in registered holding company systems. GPES's billing system will use the "Uniform System of Accounts for Mutual Service Companies", established by the Commission for holding company systems, as may be adjusted to use the FERC uniform system of accounts.

         Exhibit B-2 contains the proposed Service Agreement Procedures to be used in implementing and administering the Service Agreements. Services will be provided pursuant to work orders, in the form of "Service Requests", specifying the services to be performed by GPES for each Client5. Each Service Request will be approved by GPES and the Client, and will contain one or more Project IDs which will be used to accumulate the costs of providing services under the Service Request. The GPES Accounting Division will be responsible for authorizing new Service Requests, and for reviewing, monitoring and maintaining the Service Request system, including assignment of Project IDs.

         The Service Agreement Procedures require all GPES employees, including executives, to keep, within reasonable cost, time records supporting labor charged to separately identifiable goods and services performed for Clients. Employees will record time daily in a minimum of half-hour increments. The employee's supervisor or authorized delegate will review and approve time reports. GPES will use an electronic time entry system for its employees. Time records will be maintained in accordance with record retention requirements set forth in 17 CFR 257, but in any event will be maintained for at least six years. Training sessions regarding time keeping requirements were held with KCPL employees who are expected to be transferred to GPES, and periodic training sessions regarding the Service Agreement procedures, including time keeping, will be held after the establishment of GPES.

         The GPES Audit Services Department will conduct periodic reviews of GPES's business processes and systems to ensure that the services provided are properly documented and charged to the Clients on an appropriate basis.

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5 The form of Service Request is attached as Exhibit B to Exhibit B-2.

         It is anticipated that GPES will be initially staffed by transfers of approximately 400 personnel from KCPL. A preliminary functional organization chart of GPES is attached as Exhibit B-8.

         KCPL is currently the owner or lessee of certain office space, computer hardware, communications facilities (including local, long distance, internet and wireless services), office equipment and furnishings and vehicles, and is the licensee under certain software license agreements. It is anticipated that GPES will occupy portions of the owned or leased office space and will use portions of the owned or leased computer hardware, communications facilities, office equipment and furnishings and vehicles. Further, GPES will also use software currently licensed by KCPL. KCPL will provide for such occupancy and use under license, lease, sublease or service arrangements with GPES which will be in accordance with Rules 87, 90 and 91. Applicants state that none of the property proposed to be occupied or used by, or provided to, GPES constitute facilities used for the production, transmission, transportation or distribution of electric energy or natural or manufactured gas.

         GPES may, in the future, enter into various leases of office space or personal property or licenses where such leases or licenses will pertain to more than a single company in the GPE system. A general form of office space sublease between GPES, as sublessor, and Clients is attached hereto as Exhibit B-7. GPES will charge each affected Client for the cost thereof pursuant to the Service Agreement and associated Service Requests and office space subleases (where applicable) and the Commission's rules.

         No change in the organization of GPES, the type and character of the companies to be serviced, the methods of allocating cost to Clients, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until GPES shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify GPES within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder then the proposed change shall not become effective unless and until GPES shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

         Rule 88(b) provides that "(A) finding by the commission that a subsidiary company of a registered holding company ... is so organized and conducted, or is to be so conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [Rule 90]), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an application on Form U-1, without requiring the formal filing on Form U-13-1. See Unitil Corp., 51 SEC Docket 562 (April 24, 1992); CINergy Corp., 57 SEC Docket 2353 (October 21, 1994). The Order as well contemplates that an application/declaration would be filed by GPE seeking authority to create a service company (Order at 15). In this Application/Declaration, GPE has submitted substantially the same application information as would have been submitted in a Form U-13-1.

         Accordingly, it is submitted that it is appropriate to find that GPES will be so organized and shall be so conducted as to meet the requirements of Section 13(b) of the Act, and that the filing of a Form U-13-1 is unnecessary or, alternatively, that this Application/Declaration should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

2.       Services, Goods and Assets Involving KCPL

a.       Generally

                         As described in Section C.1. of Item 1, above, KCPL, currently the only public utility in the GPE system, will provide to GPES occupancy and use of office space, computer hardware, communications facilities, office equipment and furnishings and vehicles leased or owned by KCPL, and the use of software licensed by KCPL. To the extent such matters do not fall within the exception provided in Rule 87(a)(3), Applicants request authorization for KCPL to engage in such activities. All such goods and services will be provided in accordance with Rules 87, 90 and 91, or as specifically authorized by the Commission. Applicants state that none of the property proposed to be occupied or used by, or provided to, GPES or any other associate company, constitute facilities used for the production, transmission, transportation or distribution of electric energy or natural or manufactured gas.

b.       Wolf Creek Nuclear Operating Corporation

         Wolf Creek Nuclear Operating Corporation ("WCNOC"), a nonutility subsidiary of KCPL, provides operation, maintenance, repair and decommissioning services at cost solely as agent for the owners of Wolf Creek Generating Station6. WCNOC has been providing these services to the owners since 1987 pursuant to a certain Wolf Creek Generating Station Operating Agreement dated April 15, 1986, attached hereto as Exhibit B-3 (the "Operating Agreement"). The Operating Agreement provides (in Section 4.02) that all of the services rendered by WCNOC will be at actual cost without profit.

         Further, the owners of Wolf Creek Generating Station may from time to time provide services and goods to WCNOC pursuant to a General Support Services Agreement dated January 1, 1987, and an Emergency Plan Support Services Agreement dated January 1, 1987, which are attached hereto as Exhibits B-4 and B-5, respectively. Goods and services provided to WCNOC pursuant to those agreements are provided at cost (which is defined to be direct cost plus percentage indirect cost adders for applicable fringe benefits and overheads)7. These indirect costs adders are subject to periodic adjustment to reflect the actual costs of each owner providing such goods and services. Applicants state that these agreements conform to Rules 90 and 91.

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6 KCPL holds an undivided 47% ownership interest in Wolf Creek Generating Station, and 47% of the voting securities of WCNOC.
7 KCPL's provision of goods and services to WCNOC is incidental to its business as a public utility and thus is exempt under Rule 87(a)(3).

         Pursuant to the Order, nonutility subsidiaries were authorized to provide goods and services to each other, and to KCPL, during the Interim Period. Applicants request authorization for WCNOC, as a nonutility subsidiary, to continue to provide goods and services to KCPL and the other owners of Wolf Creek Generating Station pursuant to these existing agreements. Applicants further request, to the extent not exempted under Rule 87(a)(3), authorization for KCPL to continue to provide goods and services to WCNOC pursuant to these existing agreements.

         WCNOC, KCPL and Kansas Gas and Electric Company (an owner of Wolf Creek Generating Station) also have entered into a Service Reciprocity Agreement dated June 20, 1986, providing for the recognition of pension service credits earned by employees who transfer to or from WCNOC, which is attached hereto as Exhibit B-6. To the extent the Service Reciprocity Agreement may be deemed jurisdictional, Applicants request authorization for KCPL and WCNOC to continue with such agreement.

D.       Request for Extension of Interim Period.

         As described above, the Order authorized KCPL and the nonutility subsidiaries, during the Interim Period, to provide support services as well as sell goods to each other and to GPE consistent with current practice, as well as services and goods of a substantially similar nature. The Interim Period was initially set to expire on November 6, 2002. Applicants requested that the Interim Period be extended to March 31, 2003. By Order of the Commission dated November 4, 2002, the Interim Period was extended through March 31, 2003.

Item 2.  Fees, Commissions and Expenses.

         The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are anticipated to not exceed $50,000.

Item 3.  Applicable Statutory Provisions.

         Sections 6, 7, 9, 10 and 13 of the Act and Rules 88, 90 and 91 are considered applicable to the proposed transactions.

         Rule 54, which provides that in determining whether to approve transactions by a registered holding company or its subsidiaries other than with respect to exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied, is not applicable to the proposed transactions in that GPE has no aggregate investment (as that term is defined in Rule 53 (a) (1) (i)) in an EWG or FUCO.

         To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

Item 4.  Regulatory Approvals.

         The Missouri Public Service Commission (the "MPSC") has enacted rules governing the transactions among utilities and affiliated companies, 4 CSR 240-20.015.

         Kansas law provides that no management, construction, engineering or similar contracts between a public utility and an affiliate shall be effective unless first filed with the Kansas Corporation Commission (the "KCC"), K.S.A. 66-1402. No KCC approval is required for such contracts to be effective; however, the KCC may disapprove such contract, after hearing, if it is found to not be in the public interest.

         Pursuant to stipulations approved by the Missouri Public Service Commission (the "MPSC") and the KCC in Case No. EM-2001-464 and Docket No. 01-KCPE-708-MIS, respectively, KCPL is required to file with those agencies copies of all documents that must be filed with the Commission or FERC relating to the creation of GPES. KCPL also agreed to seek agreement with those agencies' staffs, and others, concerning an appropriate notification procedure to be utilized regarding the transfer of functions from KCPL to GPES. Further, KCPL and its affiliates agreed in those stipulations that they will not seek to overturn, reverse, set aside, change or enjoin a decision or order of those agencies which pertains to recovery, disallowance, deferral or ratemaking treatment of any expense, charge cost or allocation incurred or accrued by KCPL respecting a contract, agreement, arrangement or transaction with any affiliate, associate, holding, mutual service or subsidiary company on the basis that such expense, charge, cost or allocation has itself been filed with or approved by the Commission or was incurred pursuant to a contract, arrangement, agreement or allocation method that was filed with or approved by the

Commission. Finally, the stipulations include a contingent jurisdictional stipulation regarding contracts between KCPL and its affiliate and associate companies, which shall apply in the exclusive event that a court invalidates a decision of these state agencies pertaining to recovery, disallowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by KCPL on the basis that such expense, charge, cost or allocation has itself been filed with or approved by the Commission.

         If the state commission finds the contracts to not be in the public interest, then the Applicants shall file with the Commission any order issued by the state commission and seek any necessary approval of the Commission. Except as stated above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.  Procedure

         Applicants/declarants respectfully request the Commission issue and publish not later than October 10, 2002, the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than October 25, 2002, by which comments may be entered and a date not later than November 1, 2002, as a date after which an order of the Commission granting and permitting this Application/Declaration to become effective may be entered by the Commission.

         Applicants/declarants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the financing requests made herein. The Division of Investment Management may assist in the preparation of the Commission's decision. The Applicants/declarants further request that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

A.       Exhibits

A-1	Articles of Incorporation of Great Plains Energy Services Incorporated
A-2	Bylaws of Great Plains Energy Services Incorporated
A-3	Corporate Organization Chart of Great Plains Energy Incorporated and Subsidiaries
B-1	Form of Service Agreement*
B-2	Form of Service Agreement Procedures
B-3

Wolf Creek Generating Station Operating Agreement among Kansas Gas and Electric Company, Kansas City Power & Light Company, Kansas Electric Power Cooperative, Inc. and Wolf Creek Nuclear Operating Corporation, dated April 15, 1986.*

B-4	General Support Services Agreement among Kansas Gas and Electric Company, Kansas City Power & Light Company and Kansas Electric Power Cooperative, Inc., dated January 1, 1987.*

B-5

Emergency Plan Support Services Agreement among Kansas Gas and Electric Company, Kansas City Power & Light Company, Kansas Electric Power Cooperative, Inc. and Wolf Creek Nuclear Operating Corporation, dated January 1, 1987.*

B-6	Service Reciprocity Agreement among Kansas City Power & Light Company, Kansas Gas and Electric Company and Wolf Creek Nuclear Operating Corporation, dated June 20, 1986.*
B-7	Form of sublease agreement*
B-8	Functional Organization Chart of Great Plains Energy Services Incorporated.
F-1	Opinion of Counsel
F-2	Past Tense Opinion of Counsel (to be filed by amendment)
H-1	Form of Notice*

* Previously filed.

Item 7.  Information as to Environmental Effects.

         The transactions proposed herein will not involve major federal actions significantly affecting the quality of human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. 4321 et seq. Second, consummation of these transactions will not result in changes in the operations of GPE or its subsidiaries that would have any significant impact on the environment. To the knowledge of Applicants/declarants, no federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants/Declarants have duly caused this Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut
Kansas City, MO 64106
/s/Jeanie Sell Latz	Date: March 31, 2003
Name: Jeanie Sell Latz
Title: Executive Vice President-
Corporate and Shared Services
and Corporate Secretary

KANSAS CITY POWER & LIGHT COMPANY
1201 Walnut
Kansas City, MO 64106

/s/Jeanie Sell Latz	Date: March 31, 2003
Name: Jeanie Sell Latz
Title: Secretary

WOLF CREEK NUCLEAR OPERATING CORPORATION
1550 Oxen Lane N.E.
P.O. Box 411
Burlington, KS 66839-0411

/s/Richard A. Muench	Date: March 31, 2003
Name: Richard A. Muench
Title: President and Chief
Executive Officer